                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2003


                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____________ to ___________


  Commission file number 33-47073



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                               The Scotts Company
                             Retirement Savings Plan



         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               The Scotts Company
                              14111 Scottslawn Road
                             Marysville, Ohio 43041

                              REQUIRED INFORMATION

         The following financial statements and supplemental schedule for The Scotts Company Retirement Savings Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

         Statements of Net Assets Available
           for Benefits as of December 31, 2003 and 2002

         Statements of Changes in Net Assets Available
           for Benefits for the Years Ended December 31, 2003 and
           2002

         Notes to Financial Statements - December 31, 2003 and 2002





                  The following exhibits are being filed herewith:

Exhibit No.          Description
-----------          -----------

    1                Consent of Independent Registered Public Accounting Firm

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN



Date: June 25, 2004                 By:  /s/ George A. Murphy
                                        ---------------------------------------

                                    Printed Name:  George A. Murphy
                                                  -----------------------------

                                    Title:  Vice President
                                           ------------------------------------

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN


INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

                                                                           PAGE
                                                                           ----

 Report of Independent Registered Public Accounting Firm                     1

 Financial Statements:

   Statements of Net Assets Available for Benefits as of
      December 31, 2003 and 2002                                             2

   Statements of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 2003 and 2002                         3

   Notes to Financial Statements                                             4




 SUPPLEMENTAL SCHEDULE:

 Schedule H, Line 4i--Schedule of Assets (Held at End of Year)              10

 Note: Other Supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of The Scotts Company Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Scotts Company Retirement Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


Columbus, Ohio
June 18, 2004

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


                                                        2003           2002

NETS ASSETS AVAILABLE FOR BENEFITS
Investment in master trust                         $ 160,253,715   $ 123,269,016
Participant loans                                      3,619,444       2,945,054
Employer contribution receivable                               -         748,013
Employee contribution receivable                               -         541,524
                                                   -------------   -------------
    Total net assets available for benefits        $ 163,873,159   $ 127,503,607
                                                   =============   =============

























    The accompanying notes are an integral part of the financial statements.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


                                                       2003           2002

INCREASES
Employer contributions                            $   8,767,066   $   8,943,178
Participant contributions                             9,502,254       9,379,811
Net gain from master trust                           28,002,305               -
Interest on participant loans                           197,669         236,633
                                                  -------------   -------------
    Total increases                                  46,469,294      18,559,622
                                                  -------------   -------------

DECREASES
Net loss from master trust                                    -      16,667,907
Benefits paid to participants                        10,072,477      13,853,291
Other                                                    27,265          13,515
                                                  -------------   -------------
    Total decreases                                  10,099,742      30,534,713
                                                  -------------   -------------
    Net increase (decrease) in net assets
      available for benefits                         36,369,552     (11,975,091)
                                                  -------------   -------------
Net assets available for benefits,
  beginning of year                                 127,503,607     139,478,698
                                                  -------------   -------------
Net assets available for benefits,
  end of year                                     $ 163,873,159   $ 127,503,607
                                                  =============   =============















    The accompanying notes are an integral part of the financial statements.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     The plan is a contributory defined contribution plan sponsored by The Scotts Company (the "Company"). The following brief description of The Scotts Company Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of Plan provisions, such as eligibility, vesting, allocation and funding.

     ELIGIBILITY
     Regular domestic employees of the Company are eligible to participate in the Plan on the first day of the month immediately following their date of employment. Regular employees of E.G. Systems, Inc. doing business as Scotts Lawn Service, a subsidiary of the Company, are eligible to receive base retirement contributions on the first day of the month after completing one year of eligibility service and are eligible to make contributions and receive matching contributions on the first day of the month after completing 60 days of service. In 2002, temporary employees were eligible to participate on the January 1 or July 1 subsequent to completing one year of eligibility service and attaining age 21. Effective January 1, 2003, temporary employees are not eligible to participate in the Plan.

     EMPLOYEE CONTRIBUTIONS
     The Plan provides for a participant to make pre-tax or after-tax contributions up to 75% of eligible wages, not to exceed the annual Internal Revenue Service ("IRS") maximum deferral amount.

     EMPLOYER CONTRIBUTIONS
     The Plan provides a base retirement contribution for all eligible employees. Generally, eligible employees receive an allocation equal to 2% of monthly compensation. This percentage increases to 4% when employees' year-to-date compensation exceeds 50% of the social security taxable wage base. The Company also matches participant pre-tax contributions dollar for dollar for the first 3% of pay, and matches $0.50 on the dollar for the next 2% of participant pre-tax contributions. Additionally, the Company remitted transitional contributions for the years 1998 to 2002 to certain participants who were also participants of certain retirement plans previously sponsored by The Scotts Company or its subsidiaries.

     VESTING
     Participants are immediately vested in their contributions plus actual earnings thereon. Matching and transition contributions made by the Company vest immediately. However, base contributions made by the Company vest after three years of service, or immediately upon death or disability.

     FORFEITURES
     The nonvested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan. Plan forfeitures totaled $147,011 for the year ended December 31, 2003 and $98,148 for the year ended December 31, 2002.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

     INVESTMENTS
     All investments are participant-directed. Participants can change their investment options on a daily basis. The following investment options are available to participants:

     - DODGE AND COX STOCK FUND - assets are invested in a broadly diversified portfolio of common stocks. At least 80% of this fund's total assets invest in common stock.
     - EUROPACIFIC GROWTH FUND - CLASS A - assets are invested primarily in companies with most of their business outside of the U.S. At least 80% of the fund's total assets will be invested in securities of companies from Europe or the Pacific Basin.
     - FIDELITY BLUE CHIP FUND--assets are primarily invested in common stock of established and/or rapidly growing companies. Approximately 65% of this fund's total assets invest in common stock of blue chip companies.
     - FIDELITY CONTRAFUND--assets are primarily invested in U.S. and foreign common stocks that are believed to be undervalued.
     - FIDELITY FREEDOM INCOME FUND--assets are primarily invested in bond and money market funds. A smaller percentage of assets are invested in equity mutual funds.
     - FIDELITY FREEDOM 2000 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. Assets are allocated among these funds according to an asset allocation strategy which becomes more conservative over time.
     - FIDELITY FREEDOM 2010 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2010 approaches.
     - FIDELITY FREEDOM 2020 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2020 approaches.
     - FIDELITY FREEDOM 2030 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds. The asset mix becomes more conservative as year 2030 approaches.
     - FIDELITY FREEDOM 2040 FUND - assets are invested primarily in mutual funds of Fidelity Investments. The mix of funds becomes more conservative as year 2040 approaches.
     - FIDELITY LOW PRICE STOCK FUND - assets are invested primarily in small and medium sized companies. At least 80% of this fund's total assets invest in low-priced stock (at or below $35 per share).
     - FIDELITY MANAGED INCOME PORTFOLIO--assets are invested in investment contracts of major insurance companies and other approved financial institutions, and in other fixed income securities. A small percentage of assets are invested in money market funds to provide daily liquidity.
     - FIDELITY PURITAN FUND--assets are invested in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any maturity.
     - MANAGERS SPECIAL EQUITY FUND - assets are invested primarily in common and preferred stocks of small and medium sized US Companies that are believed to have superior growth potential.
     - PIMCO TOTAL RETURN FUND--assets are invested in various types of bonds, including U.S. government, corporate, mortgage, and foreign bonds with an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years).
     - SPARTAN U.S. EQUITY INDEX FUND--assets are invested in stocks and in approximately the same proportions as the Standard & Poor's 500 Stock Index.
     - THE SCOTTS COMPANY COMMON SHARES--assets consist entirely of The Scotts Company common shares and cash equivalents.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

     BENEFIT PAYMENTS
     Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant's account as of the business day the trustee processes the distribution. The Plan also provides for hardship and in-service withdrawals for active employees under certain circumstances.

     PARTICIPANT LOANS
     Loans are available to participants from their individual accounts subject to the terms of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

     INVESTMENTS
     Excluding participant loans, investments are stated at quoted market prices. Participants' loans are valued at cost, which approximates fair value.

     The Plan presents in the statement of changes in net assets available for benefits its proportionate share of the net gain or loss of master trust investments (Note 3). The net gain or loss includes the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on sales of investments within the master trust are based on the average cost method.

     ADMINISTRATIVE EXPENSES
     The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.

     PAYMENTS OF BENEFITS
     Benefits are recorded when paid.

     USE OF ESTIMATES
     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES
     The Plan provides for various investment options, which are subject to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

3.   MASTER TRUST

     Effective January 1, 2000, a master trust was established to commingle certain assets of the Plan and certain assets of the Company's other defined contribution plan, The Scotts Company Union Retirement Savings Plan ("Union Plan"). Each plan's accounting is maintained separately. The Plan's proportionate share of master trust investments and gains and losses is displayed on the accompanying financial statements. Plan activities, such as contributions and benefit payments, are recorded in the individual plan's accounting records.

     The Union Plan has been terminated. The distribution of the Union Plan's assets was completed during 2003. Therefore, The Scotts Company Retirement Savings Plan has a 100% interest in the master trust assets at December 31, 2003.

     Net earnings of the master trust are allocated between the plans based on a weighted average of assets related to each plan. Total net earnings for the master trust for the year ended December 31, 2003 and 2002, are as follows:



                                                           2003
                          --------------------------------------------------------------------
                                             NET APPRECIATION
                          INTEREST AND        IN FAIR VALUE      ADMINISTRATION
                            DIVIDENDS         OF SECURITIES         EXPENSES          TOTAL

     Mutual funds         $  2,189,222         $ 23,614,605       $   (16,698)    $ 25,787,129
     Common trust fund         872,067                    -            (7,655)         864,412
     The Scotts Stock
       Fund                          -            1,364,621            (2,617)       1,362,004
                          ------------         ------------       -----------     ------------
         Total            $  3,061,289         $ 24,979,226       $   (26,970)    $ 28,013,545
                          ============         ============       ===========     ============



                                                           2002
                          --------------------------------------------------------------------
                                             NET APPRECIATION
                                              (DEPRECIATION)
                          INTEREST AND        IN FAIR VALUE      ADMINISTRATION
                            DIVIDENDS         OF SECURITIES         EXPENSES          TOTAL

     Mutual funds         $  1,757,539         $(19,955,817)      $   (15,319)    $(18,213,597)
     Common trust fund         895,172                    -            (4,684)         890,488
     The Scotts Stock
       Fund                          -              636,447            (1,626)         634,821
                          ------------         ------------       -----------     ------------
         Total            $  2,652,711         $(19,319,370)      $   (21,629)    $(16,688,288)
                          ============         ============       ===========     ============


THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

     Total assets held in the master trust at December 31, 2003 and 2002, were as follows:


                                                                    2003            2002
     CASH AND CASH EQUIVALENTS                                 $           -   $     517,001
     INVESTMENTS
     Mutual funds, at fair value                                 130,949,241      94,709,701
     Common trust fund, at fair value                             20,299,693      21,081,383
     The Scotts Stock Fund, at fair value                          9,004,781       7,015,025
                                                               -------------   -------------
         Total investments                                       160,253,715     122,806,109
                                                               -------------   -------------
     Receivable from broker                                                -         303,773
     Payable to broker                                                     -        (236,220)
                                                               -------------   -------------
         Total master trust net assets                         $ 160,253,715   $ 123,390,663
                                                               =============   =============
     The Scotts Company Retirement Savings Plan interest
       in master trust net assets                                   100.000%         99.900%
                                                               =============   =============



     Accounting policies discussed in Note 2 also apply to the master trust.

     Cash equivalents include short-term investments with original term to maturity of 90 days or less. Cost approximates fair value.

     At December 31, 2003 and 2002, the master trust held certain investments in mutual funds managed by the Trustee. Purchases and sales of these mutual funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and exempt from prohibition of party-in-interest transactions under the IRS Code and the Employee Retirement Income Security Act of 1974 ("ERISA").

4.   INVESTMENTS IN THE SCOTTS COMPANY

     At December 31, 2003 and 2002, the master trust had investments in The Scotts Stock Fund, which invests in the common stock of the Company, as follows:


                2003                                            2002
     ----------------------------                   ----------------------------
                    Fair Market                                     Fair Market
        Units          Value                            Units          Value

       523,230     $  9,004,781                       522,078      $  7,015,025
       =======     ============                       =======      ============

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

5.   TAX STATUS

     The Plan obtained a determination letter dated September 24, 2003, in which the Internal Revenue Service stated that the Plan, as amended through February 4, 2002, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The plan administrator, the Company, and the Plan's legal counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of the IRC.

6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

7.   RECONCILIATION TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:



                                                                    2003            2002
     Net assets available for benefits per the
       financial statements                                    $ 163,873,159   $ 127,503,607
     Amounts allocated to withdrawing participants                  (224,485)       (128,732)
                                                               -------------   -------------
     Net assets available for benefits per Form 5500           $ 163,648,674   $ 127,374,875
                                                               =============   =============


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                    2003            2002
     Benefits paid to participants per the
       financial statements                                    $  10,072,477   $  13,853,291
     Amounts allocated to withdrawing participants
       at December 31, 2003                                          224,485               -
     Amounts allocated to withdrawing participants
       at December 31, 2002                                         (128,732)        128,732
     Amounts allocated to withdrawing participants
       at December 31, 2001                                                -            (649)
                                                               -------------   -------------
     Benefits paid to participants per the Form 5500           $  10,168,230   $  13,981,374
                                                               =============   =============


THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------



     SECURITY          SHARES/PAR VALUE                          HISTORICAL         CURRENT
    DESCRIPTION                                                     COST             VALUE

*Participant Loan      $3,619,444 principal amount, interest    $          -     $    3,619,444
                       rates ranging from 5.0% to 10.5%
                       due through January 12, 2009


*Party-in-interest


                               THE SCOTTS COMPANY
                             RETIREMENT SAVINGS PLAN


                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2003

                                INDEX TO EXHIBITS

Exhibit No.         Description
-----------         -----------

   1                Consent of Independent Registered Public Accounting Firm